Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Second Quarter 2021 Results

LOUISVILLE, KY – August 16, 2021 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the three- and six-months ended June 30, 2021.

Rick Mills, Chief Executive Officer, commented “During the second quarter of 2021, we completed conversion of a customer network to the CRI software platform, which will add in excess of 8,000 devices to our SaaS-based recurring revenue beginning in third quarter 2021. I am extremely proud of our team for this achievement, which highlights CRI’s ability to execute digital signage deployments at scale and with speed across the country.”

“We have faced significant challenges in delivering and executing sold engagements due to limited supply chain availability of semiconductor chips which has delayed the delivery of digital displays and media players to the Company. As of June 30, 2021, the Company had customer purchase orders in hand for the delivery and installation of equipment in excess of $1.8 million, which were delayed as a result of product unavailability. While we have seen a significant increase in market activity and remain bullish on a number of opportunities as we move into 2022, we expect to experience continued disruptions and delays related to fulfilment of inventory purchases from vendors and the associated services throughout the remainder of 2021, which may impact our results for the remainder of this year.”

“Despite supply chain challenges facing our industry, specifically the lack of availability of displays, CRI produced net income and EBITDA of $1 million and $1.9 million, respectively, during the quarter by continuing to manage our expenses and remaining opportunistic with respect to capturing available government incentives related to the COVID-19 pandemic and in executing settlement agreements associated with legacy liabilities on our balance sheet.”

Second Quarter Financial Update

Revenue, gross profit, and gross margin:

For the three months ended June 30, 2021 as compared to the same period in the prior year:

●	Revenues were $3.3 million in 2021 representing a decrease of $0.4 million, or 10%, as compared to the same period in 2020.

●	Hardware revenues were $1.3 million in 2021, a decrease of $0.3 million, or 19%, as compared to the prior year, driven by (1) limited supply chain availability of semiconductor chips delaying the delivery of digital displays and media players to the Company and (2) reduced sales of Safe Space Solutions.

The supply disruption for digital displays prevented the Company from delivery of hardware and execution of installation activities during the quarter. As of June 30, 2021, the Company had customer purchase orders for equipment and installation activities in excess of $1.8 million which were delayed as a result of product unavailability. The Company expects to experience continued disruptions and delays related to fulfilment of inventory purchases from vendors throughout the remainder of 2021, which may impact our results for the remainder of 2021.

During the three months ended June 30, 2021 and 2020, of our Safe Space Solutions product sales were $0.2 million and $0.5 million, respectively, representing a reduction of $0.3 million, or 60%.

●	Services and other revenues were $2.0 million in 2021, a reduction of $0.1 million, or 4%, as compared to 2020 driven by a reduction of $0.2 million, or 11%, in managed services revenue. Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and Safe Space Solutions product offerings, were $1.4 million in 2021 as compared to $1.6 million in 2020 as reductions in digital signage subscription revenue related to contracts with customers which were partially or permanently closed during 2020 as a result of the COVID-19 pandemic were only partially replaced with subscription revenues added through our Safe Space Solutions products and services.

●	Gross profit increased 3% during the three months ended June 30, 2021 as compared to the same period in 2020 driven by the decrease in sales but offset by an increase in gross profit margin. Gross profit margin increased to 57.2% in 2021 from 49.7% during the same period in 2020. The increase in gross profit margin is the result of a decrease in hardware revenue as a percentage of total revenue, which generates lower gross profit than services revenue. High gross profit margin from services revenues were driven by headcount reductions in personnel servicing customers as a result of cost reductions executed throughout 2020.

Operating expenses:

For the three months ended June 30, 2021 as compared to the same period in the prior year:

●	Sales and marketing expenses decreased by $0.2 million, or 54%, while research and development expenses decreased by $0.2 million, or 76%, in 2021 as compared to 2020, each driven primarily by Employee Retention Credits (“ERC”) recognized during the three months ended June 30, 2021.

●	General and administrative expenses (“G&A”) decreased by $0.3 million, or 15%, in 2021 compared to 2020. The decrease was driven by $0.5 million of ERC recognized during 2021. Excluding ERC, G&A expenses increased $0.2 million, or 11%, during 2021 as compared to 2020 due to an increase of $0.2 million in non-cash stock compensation expenses.

Operating loss, net loss, and EBITDA:

For the three months ended June 30, 2021 as compared to the same period in the prior year:

●	Operating loss was $0.4 million in 2021 as compared to $1.6 million in 2020, representing an increase in profitability of $1.2 million driven by (i) $1.2 million of Employee Retention Credits recorded in the three months ended June 30, 2021, (ii) a reduction of $0.5 million in bad debt expense from non-recurrence of a customer bankruptcy that was recorded in 2020, partially offset by an increase of $0.2 million in non-cash share-based compensation expenses as a result of probable vesting of performance-based option awards.

●	Net income was $1.0 million in 2021 as compared to net loss of $2.5 million in 2020.

●	EBITDA was $1.9 million in 2021 as compared to an EBITDA loss of $1.7 million in 2020. Adjusted EBITDA was $0.3 million in 2021, compared to an Adjusted EBITDA loss of $1.1 million in 2020. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Other material transactions during the three months ended June 30, 2021:

●	Seller Note: On May 13, 2021, the Company and Seller entered into a settlement agreement wherein neither party admitted liability, and the Company agreed to pay, and Seller agreed to accept, $0.1 million as settlement in full for the outstanding balance of principal and accrued interest under the Amended and Restated Seller Note and a mutual release of all claims related to the Amended and Restated Seller Note and sale transaction under the Allure Purchase Agreement and all related agreements. The Company recorded a gain on settlement of obligations of approximately $1.6 million during the three months ended June 30, 2021.

●	Employee Retention Credits: The CARES Act provided an employee retention credit (“ERC”) that is a refundable tax credit against certain employer taxes. On December 27, 2020, Congress enacted the Taxpayer Certainty and Disaster Tax Relief Act of 2020, which amended and extended ERC availability under Section 2301 of the CARES Act. Before the enactment of the Taxpayer Certainty and Disaster Tax Relief Act of 2020, businesses who were provided SBA PPP Loans under the CARES Act were ineligible for the ERC. Following enactment of the Taxpayer Certainty and Disaster Tax Relief Act of 2020, such businesses, including the Company, became retroactively eligible for the ERC. The Company qualified for the ERC beginning on March 13, 2020 (the earliest eligibility date) through June 30, 2021 (the most recent assessment date).

During the three months ended June 30, 2021, the Company recorded an ERC totaling $1.2 million, representing $0.4 million of credits earned for wages paid in each of 2020, the first quarter of 2021, and the second quarter of 2021, respectively. During the three months ended June 30, 2021, the $1.2 million of ERCs were included as a reduction in payroll taxes within the Condensed Consolidated Statement of Operations and allocated to the financial statement caption from which the employee taxes were originally incurred.

Mr. Mills concluded, “We continue to deepen our relationships with key industry partners which has elevated Creative Realities as a critical agent in the enterprise digital signage arena. The Company’s backlog and general customer activity has continued to increase as customers enter their 2022 budget cycles, presenting numerous opportunities to deploy or convert additional large-scale customer networks. We believe any impact as a result of recent supply chain challenges will result in a shift in timing of revenue, as opposed to a loss of revenue, however we continue to monitor the situation closely with our manufacturing partners. Despite potential short-term supply challenges, we continue to believe that our end-to-end offering has positioned us well within the industry to compete for new and growing opportunities with partners, particularly potential enterprise customers in a variety of key market segments.”

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance, which is scheduled for Tuesday, August 17, 2021 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/criearnings2021Q2. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities, Inc. (“CRI” or the “Company”) helps clients use the latest omnichannel technologies to inspire better customer experiences. CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services across more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company operates primarily throughout North America and has active contracts in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2021.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the three-months ended March 31, 2021, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; supply chain shortages; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
Quarters ended	2021	2021	2020	2020	2020
GAAP net income (loss)	$1,025	$1,272	$(617)	$(585)	$(2,459)
Interest expense:
Amortization of debt discount	29	72	85	85	84
Other interest, net	153	177	186	179	176
Depreciation/amortization:
Amortization of intangible assets	139	140	139	161	158
Amortization of finance lease assets	-	4	3	5	5
Amortization of share-based awards	329	512	250	248	100
Depreciation of property, equipment & software	205	200	209	212	216
Income tax expense/(benefit)	7	1	(6)	(1)	4
EBITDA	$1,887	2,378	249	$304	$(1,716)
Adjustments
Change in fair value of Special Loan	-	(166)	(609)	-	551
Gain on settlement of obligations	(1,628)	(1,565)	(54)	(114)	(1)
Loss on disposal of assets	-	-	-	13	-
Loss on lease termination	-	-	18	-	-
Stock-based compensation – Director grants	27	27	27	25	19
Adjusted EBITDA	$286	674	(369)	$228	$(1,147)

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